EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment on Form S-3 to our report dated September 19, 2011, relating to the consolidated financial statements of S&W Seed Company included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2011 filed with the Securities and Exchange Commission on September 26, 2011.

/s/ M&K CPAS PLLC

Houston, Texas
December 14, 2011